

Presentation to

APPLACHIAN REGIONAL COMMISSION

MOBILE TRADE AND TRANSPORTATION CORRIDOR

February 1, 2016

Prepared by

TEMS

Transportation Economics & Management Systems, Inc.

West Coast Ports Dominate US Market Because West Coast Receives Large Ships


WA
MT
ND
ME
OR
ID
MN
VT
NH
WI
MI
NY
MA
SD
CT
RI
WY
IA
PA
NJ
NE
OH
MD
DE
NV
UT
IL
IN
CA
CO
WV
KS
MO
VA
KY
NC
TN
OK
AZ
NM
AR
SC
GA
MS
AL
TX
LA
FL

TEMS

PANAMA CANAL WILL CHANGE THE SITUATION



Water Depth(ft)
A
Early Containerships (1956-)
500 - 800 TEU
137x17x9 (LOA - Beam - Draft)
meters
6 containers across
4 containers high on deck
200x20x9
Fully Cellular (1970-)
1,000 - 2,500 TEU
215x20x10
4 containers high below deck
B
Panamax (1980-)
3,000 - 3,400 TEU
250x32x12.5
Panamax Max (1985-)
3,400 - 4,500 TEU
290x32x12.5
C
Post Panamax (1988-)
4,000 - 5,000 TEU
285x40x13
Post Panamax Plus (2000-)
6,000 - 8,000 TEU
300x43x14.5
D
New Panamax (2014-)
12,500 TEU
366x49x15.2
E
Post New Panamax (2006-)
15,000 TEU
397x56x15.5 ; 22-10-8 (not shown)
Triple E (2013-)
18,000 TEU
400x59x15.5
33
41
43
48
50
51

Capacity of New Panamax ship will increase 2-3 times, but requires 48-51 feet draft. Only a few Gulf and East Coast ports can support this, but in the long term Freeport will be able to accommodate these larger ships.

TEMS

Economies of Scale for Bigger Ships



0.04
0.03
0.03
0.02
0.02
0.01
0.01
-
$/TEU Mile
120.00
100.00
80.00
60.00
40.00
20.00
-
Whole Ship Cost $/Mile
2000
3000
4000
5000
6000
7000
Ship Size (TEUs)
$/TEU Mile (LF 100%)
Whole Ship Cost $/Mile

Source: Reproduced based on Figure 4.3 Impacts of Containership Size, Service Routes, and Demand On Texas Gulf Ports , TXDOT, 2001

- 2015 Shipping cost will decrease from $0.04/TEU·Mile to $0.02/TEU·Mile (70% loading factor and inflation since 2001).
- ***<u>This cuts shipping line-haul costs in half.</u>***
- East Coast Ports are expanding their capabilities, so Big Ships will be used in both Pacific and Atlantic (e.g. Suez) trade lanes.

TEMS

POTENTIAL BIG SHIP MARKET AREAS WITH ENLARGED PANAMA CANAL



SEATTLE
OAKLAND
LOS ANGELES
CORPUS CHRISTI
FREEPORT
HOUSTON
NEW ORLEANS
MOBILE
MIAMI
SAVANNAH
NORFOLK
BALTIMORE
NEW YORK CITY
BOSTON
WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
MD
NJ
CT
MA
VT
NH
ME
Ports
Freeport
LA/LB
Mobile
New York
Norfolk
Savannah
Seattle

TEMS

Mobile Trade Area



Columbus, OH
(MSA: 1,994,536)
Indianapolis-IN
(MSA: 1,971,274)
Cincinnati, OH
(MSA: 2,149,449)
St. Louis, MO
(MSA: 2,806,207)
91 mi
114 mi
101 mi
185 mi
261 mi
Louisville, KY
(MSA: 1,269,702)
252 mi
265 mi
175 mi
Nashville, TN
(MSA: 1,792,649)
180 mi
Knoxville, TN
(MSA: 857,585)
Memphis, TN
(MSA: 1,343,230)
113 mi
112 mi
Huntsville, AL
(MSA: 441,086)
102 mi
Chattanooga, TN
(MSA: 544,559)
215 mi
59 mi
101 mi
Birmingham, AL
(MSA: 1,143,772)
Atlanta, GA
(MSA: 5,614,323)
Tuscaloosa, AL
(MSA: 237,761)
146 mi
59 mi
93 mi
Montgomery, AL
(MSA: 373,141)
195mi
168 mi
Total Population: 24,363,321
Total Length: 926 miles
Mobile, AL
(MSA: 415,123)
59 mi
Pensacola, FL
(MSA: 474,081)
Port of
Mobile

TEMS

Mobile Trade Area Competiveness

- Port of Mobile – 50 ft depth
- On Dock Rail Facility
- Inland Rail Network
- Inland Port System



Indianapolis-IN (MSA: 1,971,274)
Columbus, OH (MSA: 1,994,536)
Cincinnati, OH (MSA: 2,149,449)
St. Louis, MO (MSA: 2,806,207)
261 mi
114 mi
101 mi
185 mi
91 mi
Portsmouth, OH: 77,258
Louisville, KY (MSA: 1,269,702)
252 mi
265 mi
175 mi
Nashville, TN (MSA: 1,792,649)
180 mi
Knoxville, TN (MSA: 857,585)
Memphis, TN (MSA: 1,343,230)
113 mi
112 mi
Huntsville, AL (MSA: 441,086)
102 mi
Chattanooga, TN (MSA: 544,559)
215 mi
59 mi
101 mi
Birmingham, AL (MSA: 1,143,772)
Atlanta, GA (MSA: 5,614,323)
Tuscaloosa, AL (MSA: 237,761)
146 mi
59 mi
93 mi
Montgomery, AL (MSA: 373,141)
195mi
168 mi
Mobile, AL (MSA: 415,123)
59 mi
Port of Mobile
Pensacola, FL (MSA: 474,081)
Dominant Market:
Competitive Market:
Possible Inland Port:

TEMS

POTENTIAL MOBILE CONTAINER MARKET


3.2 Million TEUs
1.1 Million TEUs
TEU Forecast
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
426,000
709,000
1,130,305
2,029,824
Europe
Asia
2014
2035

TEMS

Economic Impact


Huntsville, Alabama 2035:
5,000-10,000 jobs
Florence
Huntsville
Dalton
Decatur
Rome
Gadsden
Atlantic
Birmingham
Tuscaloosa
Columbus
Montgomery
Dothan
Mobile
Pensacola
Port of Mobile 2035:
10,000-20,000 jobs.

EXAMPLE: CSX WINTER HAVEN FACILITY


6,400'
1,000'
© 2015 Google
Google earth


CSX

- *318 Acres rail facility, surrounded by 930 acres reserved for development of up to 7.9 million square feet of warehouse distribution centers*
- *Projected at full build-out, the Winter Haven ILC will create 8,500 annual jobs with a total annual payroll of $282.2 million.*


KEITH
Delivering Quality Products and Service Since 1906
KEITH

References:

http://railtec.illinois.edu/RREC/presentations/A/04/19_Brinker.pdf
http://www.bizjournals.com/tampabay/news/2014/07/29/csx-intermodal-facility-in-winter-haven-getting.html
http://www.myfoxtampabay.com/story/26807665/2014/10/16/csx-hub-in-winter-haven-expected-to-boost-local-economy
http://www.flgov.com/2012/11/08/governor-scott-breaks-ground-on-winter-haven-intermodal-rail-terminal/
http://www.railwayage.com/index.php/intermodal/csx-winter-haven-intermodal-terminal-up-and-running.html
http://www.tbrta.com/tbag-issues/tbag-2008-10_csx-winter-haven.pdf

TEMS

Economic Impact Increased Income


Total Income Increase
(million $ per Year)
Income Increase (million $)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
$425
$768
Direct Jobs
Direct Jobs and Indirect Jobs



THANK YOU

For More Information Contact
Alexander E. Metcalf, PhD
President
TEMS
301-846-0700
ametcalf@temsinc.com